SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2004

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|  Form 20-F         |_|  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|  Yes               |X|  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated August 10, 2004.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ELBIT SYSTEMS LTD.
                                             (Registrant)



                                             By: /s/ Ilan Pacholder
                                                 -------------------------------
                                             Name:   Ilan Pacholder
                                             Title:  Corporate Secretary

Dated:  August 11, 2004

                                  EXHIBIT INDEX
                                  -------------

    Exhibit No.            Description
    -----------            -----------

        1.                 Press Release, dated August 10, 2004.

                                                                       EXHIBIT 1

       ELBIT SYSTEMS JOINT VENTURE WITH ROCKWELL COLLINS, VISION SYSTEMS INTERNATIONAL (VSI), AWARDED $75.6 MILLION CONTRACT FROM BOEING FOR FIRST FULL
       RATE PRODUCTION LOT OF JOINT HELMET MOUNTED CUEING SYSTEM (JHMCS)

       Haifa, Israel, August 10, 2004- Elbit Systems Ltd. ( NASDAQ: ESLT) today announced that Vision Systems International , LLC ( VSI), Elbit Systems' joint venture with Rockwell Collins (NYSE: COL), has been awarded a $75.6 million contract for over 300 JHMCS systems from Boeing, St. Louis. This award is the first Full Rate Production (FRP) of JHMCS following four Low Rate Initial Production (LRIP) lot deliveries.

       Under the contract, VSI will provide JHMCS display systems, spares, technical support and support equipment for the Full Rate Production (FRP) lot 1 acquisition. This procurement fills additional U.S. government domestic requirements for the USAF and Air National Guard F-15, F-16 and USN F/A-18 platforms as well as Foreign Military Sales (FMS) production commitments for Australia (F/A-18), Finland(F/A-18), Poland(F-16), Greece (F-16) and Switzerland (F/A-18).

       Deliveries under FRP 1 will commence in March 2005 and continue through December 2006. This order brings VSI's total JHMCS production quantity to more than 1000 systems with more than 500 systems delivered to date.

       JHMCS provides pilots with a "First look, first shot" capability when employed with high off-boresight weapons under high-G conditions. The system allows pilots to lock-on and fire at enemy aircraft without having to maneuver their aircraft into position. The pilot needs only to point his head at the target and weapon systems are automatically cued to the target. JHMCS is also highly effective when used in air-to-ground target engagements and was used extensively in this manner in support of Operation Iraqi Freedom. In both air-to-air and air-to-ground modes, targeting cues and aircraft parameters are displayed on the pilot's visor.

       VSI President Ken Stansell stated that" The transition to full rate production for JHMCS demonstrates the high level of confidence which both the U.S. Government and Boeing have in VSI's ability to deliver a high performance, quality product on-time". He further commented that " This production program milestone for JHMCS, combined with our continuing design work on an advanced binocular HMD for the F-35 JSF program and our ongoing production deliveries of the DASH (Display and Sight Helmet), clearly illustrates that VSI is the supplier of choice for Helmet Mounted Display Systems for fixed-wing fighter aircraft."

       Joseph Ackerman, President and CEO of Elbit Systems, commented: "This new contract from Boeing for full rate production of JHMCS further reinforces VSI's leading role in providing cutting-edge Helmet Mounted Systems to U.S. and international front-line fighter aircraft, and is a testament to the successful cooperation between Rockwell Collins and Elbit Systems."

       VSI was established in 1996 as a joint venture between EFW Inc., a subsidiary of Elbit Systems and Rockwell Collins to develop, manufacture and support fixed wing HMDs worldwide. With a heritage of more than 35 years of design and development experience in display systems, VSI today is the leading supplier of fixed wing HMDs.

About Elbit Systems

       Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the uprading of existing military platforms and developing new technologies for defense and homeland security applications.

For more about Elbit Systems, please visit our website at www.elbitsystems.com
                                                          --------------------

Contacts:

Company Contact                                  IR Contacts
---------------                                  -----------
Ilan Pacholder, Corporate Secretary and          Ehud Helft/Kenny Green
VP Finance& Capital Markets
Elbit Systems Ltd                                Gelbart Kahana
Tel:  972-4 831-6632                             Tel: 1-866-704-6710
Fax: 972-4 831-6659                              Fax: 972-3-607-4711
Pacholder@elbit.co.il                            ehud@gk-biz.com
                                                 ---------------
                                                 kenny@ gk-biz.com


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.